Using New Laser-Based Technique, Natcore Achieves 19.4% Efficiency With Innovative Solar Cell Structure

“Technology gains will be even more imperative under a Trump administration”: Provini

ROCHESTER, N.Y., Nov. 15, 2016 /CNW/ -- By reducing resistance from laser-formed contacts, Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has achieved an efficiency of 19.4% in its latest demonstration solar cell.

The laser-formed base contact is critical in the Natcore Foil Cell TM, which is an all-back-contact cell. Higher resistance at this contact, as well as damage from the laser process, has been limiting the performance of the company’s demonstration cells. As a result, improving this contact has been a main focus of their research program. Natcore scientists have just discovered a new laser-based contacting process that overcomes these issues.

Despite only a few runs with this new structure, the device efficiency has already increased by nearly two absolute percent since June, when the company announced an efficiency of 17.5%. Last year, early proof-of-concept cells were delivering 4% efficiencies. At 17.5%, Natcore’s cells were roughly equivalent to typical commercial cells being sold today.

Additionally, cells from the new approach have an open-circuit voltage (V∞) of nearly 0.7V, pointing to the potential of significantly higher efficiencies. “Considering the rapid achievement of these good results, prior even to serious optimization of this new approach, we expect to announce devices soon with efficiencies considerably over 20%,” says Dr. David Levy, Natcore’s Director of Research and Technology. The work was accomplished in Natcore’s R&D Center in Rochester, NY.

“This breakthrough comes at a perfect time,” says Chuck Provini, Natcore’s president and CEO. “Solar stocks are tumbling following Donald Trump’s election because of the perception that government support of the industry through subsidies and tax credits might be rolled back or eliminated. But while this perception may be negative for the solar manufacturing industry as a whole, it’s actually a very positive development for a solar R&D company like Natcore. Technology will be the key driver in the years ahead.

“With subsidies in place, solar manufacturers were under relatively little pressure to innovate, because the subsidies helped keep solar costs at a parity with energy from more traditional energy sources. But Natcore’s focus has always been to provide generational improvements in solar cell performance significant increases in efficiencies and significant reduction in production costs.

“Our position, if these incentives were to disappear, could not be more advantageous, since cell manufacturers will be forced to consider our technology and to adopt it once available.”

About Natcore Technology

Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry.

Specifically, the company is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 62 patents (26 granted and 36 pending), Natcore is on the leading edge of solar research. www.NatcoreSolar.com.

Statements in this press release other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange, nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.

Contact: Chuck Provini
(585) 286-9180
Info@NatcoreSolar.com

To view the original version on PR Newswire, visit:http://www.prnewswire.com/news-releases/using-new-laser-based-technique-natcore-achieves-194-efficiency-with-innovative-solar-cell-structure-300363046.html

SOURCE Natcore Technology Inc.

%SEDAR: 00026055E

CO: Natcore Technology Inc.

CNW 09:00e 15-NOV-16